EXHIBIT 99.2

VICINITY MOTOR CORP.

Management Discussion and Analysis

For the three months ended March 31, 2022

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s unaudited interim consolidated financial statements for the three months ended March 31, 2022, (including notes) (the “financial statements”) which are prepared in condensed format in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34, Interim Reporting. The unaudited condensed interim financial statements should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. This MD&A has been prepared as of May 16, 2022. All amounts are in thousands of US dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

About Vicinity

Vicinity Motor Corp. is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles.

Vicinity shares trade on the Nasdaq exchange under the symbol VEV and the TSX Venture exchange under the symbol VMC.

First Quarter and Subsequent Highlights

●	Secured order backlog exceeding $90 million, including orders for 250 VMC 1200 EV trucks from Canadian automotive dealers in British Columbia and Ontario.

●	Signed multiple new distribution agreements to offer the Company’s product portfolio in the United States with:

●	Hoekstra Transportation, Michigan’s largest school bus, commercial bus, cargo and custom van dealer, for the territory of Michigan, Indiana and Ohio including an initial order for eight vehicles.

●	Central States Bus Sales, Inc., one of the largest school and commercial bus dealers in the U.S., including an initial commitment for 18 vehicles for the central U.S. territory.

●	DATTCO, Inc. a U.S. full-service passenger transportation company, for the Northeastern U.S. territory, including an initial $2 million order for both EVs and ICE vehicles.

●	Soderholm Sales & Leasing, a full-service bus dealer in Hawaii and the Pacific Islands region, including an initial commitment for four vehicles.

●	Expanded agreement with ABC Companies now spanning 18 states, contracted to order 18 VMC Optimal S1 electric shuttle buses and 3 Vicinity™ Classic buses - in addition to the previously announced 10 Vicinity Lightning™ EV buses slated for delivery in 2022.

●	Appointed global automotive engineering executive Dennis Gore as Vice President of Engineering, bringing 35+ years of experience from Gillig Bus, Zero Motorcycles, Honda, and Mitsubishi Motors among others.

●	Fortified its balance sheet through a $12 million financing to fund the Ferndale, Washington facility, in addition to being awarded a C$2.6 million non-repayable grant from a Canadian government foundation.

●	Revenue for the three months ended March 31, 2022 of $3,183 compared to $21,536 for the three months ended March 31, 2021

●	Net loss for the three months ended March 31, 2022 of $2,887 compared to net income of $1,601 for the three months ended March 31, 2021

●	Adjusted EBITDA loss for the three months ended March 31, 2022 of $2,088 compared to an adjusted EBITDA of $2,064 for the three months ended March 31, 2021 (see “Non-GAAP and Other Financial Measures”)

●	Deliveries of six Vicinity buses, including one VMC Optimal electric vehicle, for the three months ended March 31, 2022, compared to 67 Vicinity buses for the three months ended March 31, 2021

The Company reports results for the three months ended March 31, 2022 of six Vicinity buses delivered, including one VMC Optimal electric vehicle, revenue of $3,183, net loss of $2,887 and gross margin of $210 which was 7% of revenue. Results for the first quarter of 2021 were 67 buses delivered, revenue (see “Non-GAAP and Other Financial Measures”) of $21,536, net income of $1,601 and gross margin of $3,411 which was 16% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended March 31, 2022 was negatively affected by product mix and the low volume of buses delivered. Consistent with the rest of the automotive industry, shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components have delayed a large portion of expected deliveries during the end of 2021 and into 2022.

Business Overview

Corporate Update

“The first quarter of 2022 was highlighted not only by continued order momentum, but by the strategic expansion of our North American distribution network with the addition of several exciting new dealers to drive penetration of our growing portfolio of all-electric vehicles,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Our backlog grew to over $90 million, the majority of which are for electric vehicles, reflecting our rapid transition in product mix to meet the ever-changing needs of transit customers.

“We fortified our balance sheet in the first quarter, funding our nearly complete Ferndale, Washington facility. The focus of this facility is ‘Buy America’ compliant production, allowing us to further penetrate the U.S. market with an American-built offering. This raise, supplemented by our cash position and C$20 million line of credit, has positioned us to significantly ramp deliveries to our growing dealer base in the second half of 2022.

“Looking ahead, we will finalize foundation building efforts as we prepare for significant growth in the second half of the year and beyond – including the continued expansion of our dealer network, strengthening of our supply chain and ramp-up of production. I look forward to providing additional updates in the months to come as we continue our rapid pace of operational execution, helping to create long-term value for our shareholders,” concluded Trainer.

Recent Developments

In January of 2022, VMC announced an order for eight Vicinity Classic buses to First Transit to be used in Yellowknife, Canada for delivery in 2022.

In January of 2022, VMC announced a supply agreement with Proterra Inc. to provide VMC with commercial batteries through 2024 for over 600 expected Vicinity commercial electric vehicles. Proterra battery systems will power the Vicinity Lightning EV buses and chassis with the potential to support Vicinity’s next-generation heavy-duty electric transit buses as well as EV trucks.

In January of 2022, VMC announced receiving an order for 100 VMC 1200 EV trucks from the Pioneer Group with delivery to begin in 2022. The Pioneer Group has been appointed to act as VMCs exclusive dealer in the province of British Columbia, Canada.

In February of 2022, VMC announced receiving orders for 50 VMC 1200 EV trucks from Skydome Auto and Truck Centre with deliveries expected to begin in the second quarter of 2022. Skydome will be the exclusive dealer for VMC 1200 EV trucks in the city of Brampton in Ontario Canada.

In February of 2022, the Company announced receiving a grant of C$2.57 million from Sustainable Development Technology Canada (“SDTC”), a foundation created by the Canadian federal government, to be used in the development of zero-emission transit vehicles. The non-repayable grant from SDTC will help VMC introduce its all-electric, true low-floor wheelchair-accessible (fully ADA compliant), mid-sized, medium-duty bus and will be used to support the production of the Calgary Transit buses and electrification efforts.

In February of 2022, the Company announced an order for 100 VMC 1200 EV trucks from Paradigm Automotive. The Company also announced that its backlog exceeds C$100 million.

In March of 2022, VMC announced an order for five VMC Optimal E1 chassis through Olathe Fleet solutions.

In March of 2022, VMC announced an expansion of its strategic US distribution agreement with ABC Companies to include distribution of all VMC products to 18 states covering key population centers across the USA. In conjunction with the agreement, ABC has contracted to order 18 VMC Optimal S1 shuttle buses and 3 Vicinity Classic buses for delivery in 2022.

In March of 2022, VMC announced the signing of a US distribution agreement with DATTCO Inc., a U.S. full-service passenger transportation company, to distribute Vicinity vehicles within the Northeastern United States throughout New England. In conjunction with the agreement, DATTCO has placed an initial order valued at over $2 million for Vicinity Lightning™ EV and Classic transit buses and Optimal-EV S1 paratransit electric low-floor shuttle busses.

In March of 2022, the Company issued 4,444,445 units, consisting of one common share and one warrant per unit, at $2.70 per unit for gross proceeds of $12,000 through a registered public offering. The warrants have a six month hold, expire three years after the initial exercise date, and have an exercise price of $3.36 per common share.

In March of 2022, the Company announced the hiring of Dennis Gore as Vice President of Engineering. Dennis brings 35+ years of experience from Gillig bus, Zero Motorcycles, Honda, and Mitsubishi Motors and among others.

In April of 2022, the Company announced the signing of a distribution agreement with Hoekstra Transportation, Michigan’s largest school bus, commercial bus, cargo and custom van dealer, for the territory of Michigan, Indiana and Ohio including an initial order for eight vehicles.

In April of 2022, the Company announced the signing of a distribution agreement with Central States Bus Sales, Inc., one of the largest school and commercial bus dealers in the U.S., including an initial commitment for 18 vehicles for the central U.S. territory.

In April of 2022, the Company announced the signing of a distribution agreement with Soderholm Sales & Leasing, a full-service bus dealer in Hawaii and the Pacific Islands region, including an initial commitment for four vehicles.

During the three months ended March 31, 2022, VMC issued 302,555 common shares at prices ranging from $3.07 to $3.79 per share for net proceeds of $988 through its “at-the-market” equity distribution program approved in 2021.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Vicinity has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates.

Management is monitoring the situation very closely and continues to evaluate the impact the virus may have on the Company’s current delivery schedule. Some expected sales to private operators were delayed as a result of the pandemic. Sales orders from customers slowed after March of 2020 for the remainder of the year, which affected deliveries for the last half of 2021. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies due to COVID-19, which has affected deliveries originally scheduled for delivery in 2021 and into 2022. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 for future deliveries. The Company’s manufacturing partners overseas are operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner temporarily idled operations and travel between Canada and the U.S was severely limited further affecting our U.S. production. Although deliveries may be delayed, the purchase orders are firm and will be delivered when product is made available. Our U.S. production facility is expected to be complete during the second quarter of 2022, which will reduce the exposure to disruptions from partnerships in the U.S. going forward.

Our supply chain is currently able to provide us with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales but there is a risk of further potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

The Company remains well-positioned to serve its customers. As conditions evolve, Vicinity will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Our credit line has remained active, allowing the Company access to capital, however Vicinity recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

William Trainer, President and CEO of Vicinity stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges in 2021 from the COVID-19 pandemic and supply chain disruptions, the outlook for Vicinity, including significant growth in the U.S., remains very positive.

Delays due to COVID-19 have negatively affected sales and deliveries in 2021 and into 2022. We are maintaining our strong leadership position in our market segment in Canada, and we continue to make progress in the U.S. market. We were able to deliver our most recent forecast of over 130 buses during 2021 with the last half of 2021 being negatively affected by the reduced order activity experienced across the industry during the first nine months of the pandemic. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies, including delays in the availability of certain components which have negatively affected deliveries originally planned for 2021. These conditions continue into 2022 and may cause disruptions in the availability of components and expected delivery times for existing orders. Order activity for deliveries in 2022 and beyond remains strong across all Vicinity product lines, including the Vicinity Lightning™ EV, the newly announced VMC 1200 Class 3 EV trucks, and both VMC Optimal EV products. Our collaboration agreement with the JB Poindexter group, though EAVX, is also expected to create significant demand for our chassis and VMC 1200 EV product lines in the near future.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued through 2021 in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Federal government extended the funding for the Fixing America’s Surface Transportation Act (“FAST Act”) which included $12.3 billion for transit programs through 2021. The US government is currently working on the successor to the FAST Act which includes significant spending for transit capital purchases. The Infrastructure Investment and Jobs Act, passed in November of 2021, includes proposals for investments to modernize existing transit systems, fund replacement of diesel transit vehicles, and invest billions into the EV market. Deliveries for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program.

In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

The Canadian Federal budget for 2021 includes $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Company.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Part of our strategic plan is the expansion of our product line through the recent additions of a 100% zero emission electric propulsion system to our existing Vicinity bus models and the introduction of 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity electric bus will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways. Our first Vicinity Lightning™ EV buses will be delivered in 2022. Our Vicinity Optimal EV products and the Vicinity 1200 EV truck are available immediately to fill high volume demands for the low floor EV cutaway and electric truck markets.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact in 2022 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	Three months ended March 31, 2022	Three months ended March 31, 2021 (Restated)
(US dollars in thousands - unaudited)	$	$
Net Comprehensive (loss) income	(2,887)	1,601
Add back
Stock based compensation	297	125
Interest	587	126
Foreign exchange (gain) loss	(788)	15
Amortization	703	196
Adjusted EBITDA	(2,088)	2,063

Figures for 2021 have been restated in USD to reflect the change in the Company’s presentation currency.

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended March 31, 2022	Three months ended December 31, 2021
(US dollars in thousands - unaudited)	$	$
Current Assets	37,462	20,806
Current Liabilities	28,799	19,401

Working Capital	8,663	1,405

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross margin divided by revenue expressed as a percentage.

Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Company. The information is stated in US dollars.

(US dollars in thousands, except earning per share -unaudited)	Q1 2022 $	Q4 2021 $	Q3 2021 $ (Restated)	Q2 2021 $ (Restated)	Q1 2021 $ (Restated)	Q4 2020 $ (Restated)	Q3 2020 $ (Restated)	Q2 2020 $ (Restated)
Revenue	3,183	2,330	2,324	15,518	21,536	3,471	6,736	6,409
Gross margin	210	(316)	(577)	1,716	3,412	1,711	431	368
Net (loss) income	(2,887)	(4,782)	(3,798)	(344)	1,601	(410)	(978)	(562)
Basic earnings (loss) per share(1)	(0.08)	(0.14)	(0.13)	(0.01)	0.06	(0.02)	(0.04)	(0.02)
Diluted earnings (loss) per share(1)	(0.08)	(0.14)	(0.13)	(0.01)	0.05	(0.02)	(0.04)	(0.02)

Cash and cash equivalents	11,016	4,402	3,890	8,237	1,365	1,008	964	323
Working capital	8,664	1,405	12,846	19,682	16,522	13,111	7,536	7,932
Total assets	73,268	53,993	30,463	34,185	37,953	36,943	24,522	28,387
Non-current financial liabilities	1,035	347	586	780	737	419	1,251	1,193

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

All figures prior to Q4 2021 have been restated to USD to reflect the change in the Company’s presentation currency.

Variability of revenues, gross margin, and net income (loss) over the past 8 quarters is mainly driven by the timing and delivery of buses.

Three Months Ended March 31, 2022 Earnings Review

(US dollars in thousands, except earnings per share -unaudited)	3 months ended March 31, 2022 $	3 months ended March 31, 2021 $ (Restated)

Revenue	3,183	21,536
Gross margin	210	3,411
Net (loss) income	(2,887)	1,601
Basic earnings (loss) per share(2)	(0.08)	0.06
Diluted earnings (loss) per share(2)	(0.08)	0.05

(2)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Figures for 2021 have been restated in USD to reflect the change in the Company’s presentation currency.

Revenue

Revenue for the three months ended March 31, 2022 was $3,183 compared to $21,536 for the three months ended March 31, 2021, representing a 85% decrease. This represented six deliveries versus 67 deliveries in the previous period.

Gross Margin

Gross margin for bus sales and other revenue for the three months ended March 31, 2022 was $210 or 7% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the three months ended March 31, 2021, which had a gross margin of $3,411 or 16% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended March 31, 2022 was negatively affected by product mix and the low volume of buses delivered. Shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components has delayed a large portion of expected deliveries during the end of 2021 and into 2022.

Net (Loss) Income

Net loss for the three months ended March 31, 2022, was $2.9 million compared to a net income of $1.6 million for the three months ended March 31, 2021. Net income decreased for the three months ended March 31, 2022 as a result of lower gross profits from decreased deliveries compared to the prior year, higher effective interest costs related to $10 million in debt entered into in October of 2021, higher depreciation related to the purchase of the marketing rights for VMC Optimal products, higher stock based compensation, increased marketing and legal costs related to listing on the Nasdaq exchange and marketing of new products, and an increase in overall salaries and headcount to prepare for the next stages of growth for the Company. Foreign exchange gains for the three months ended March 31, 2022, were mainly the result of translation of intercompany balances between VMC entities for consolidation purposes.

Liquidity and Selected Cash Flow Items

(US dollars in thousands - unaudited)	March 31, 2022 $	December 31, 2021 $

Cash and cash equivalents	11,016	4,402
Working capital	8,664	1,405
Total assets	73,268	53,993
Non-current financial liabilities	1,035	347

Vicinity has working capital of $8,664 as of March 31, 2022 compared to working capital at December 31, 2021 of $1,405. Working capital has increased by $7,259 due to common shares issued during the first quarter offset slightly by development costs for new products and fixed asset purchases as the Company builds its new manufacturing facility in Ferndale, Washington, USA. Vicinity had a cash and cash equivalents balance of $11,016 as at March 31, 2022 compared to $4,402 as at December 31, 2021.

Cash used in operating activities during the three months ended March 31, 2022 was $5,117 compared to cash provided of $2,864 during the three months ended March 31, 2021. The decrease of $7,981 from the three months ended March 31, 2021 was mainly due to decreased sales in 2022 vs 2021 and the change in non-cash working capital items.

For the three months ended March 31, 2022, investing activities used cash of $1,995 compared to the three months ended March 31, 2021, where investing activities used cash of $1,287. The increase of $708 from the three months ended March 31, 2021 was from the development of new product lines, and the ongoing construction of the Company’s new manufacturing facility in Ferndale, Washington.

For the three months ended March 31, 2022, financing activities provided cash of $13,721 compared to the three months ended March 31, 2021, where financing activities used cash of $1,276. Proceeds from a private placement in 2022 and the credit facility resulted in an increase of cash provided of $14,997 compared to 2021.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, credit facility, short-term loans, deferred consideration, lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Lease obligations are classified as a level 2 within the hierarchy.

Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments, which requires the classification of financial instruments within a hierarchy that prioritizes the inputs to fair value measurement, this instrument was classified as a level 3 within the hierarchy.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 6 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to the construction of its new manufacturing facility. Future minimum payments to the manufacturer as at March 31, 2022 are as follows:

$
Not later than one year	20,205
20,205

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Salaries and benefits	$347	$290
Non-executive directors’ fees	—	25
Share based payments	285	33
	$632	$348

During the three months ended March 31, 2022 the Company paid $46 in lease payments to a company owned by a director. $47 was recognized as depreciation and interest expense on the lease.

During the three months ended March 31, 2021 the Company paid $42 in lease payments to a company owned by a director. $41 was recognized as depreciation and interest expense on the lease.

Balances with key management and other related parties are:

As at March 31, 2022, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $nil (March 31, 2021 - $40).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 8 as well as the consolidated financial statements for the year ended December 31, 2021.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

Segment Information

Allocation of revenues to geographic areas is as follows:

	Three months ended March 31, 2022	Three months ended March 31, 2021 (Restated)
	$	$
Canada
Bus sales	1,702	3,457
Spare part sales	1,280	577
Operating lease revenue	—	—
United States
Bus sales	—	17,003
Spare part sales	158	61
Operating lease revenue	43	438
Total	3,183	21,536

During the three months ended March 31, 2022, the Company had sales of $1,581 and $435 to two end customers representing 50% and 14% of total sales, respectively. During the three months ended March 31, 2021, the Company had sales of $17,494 to one customer representing 81% of total sales.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

39,760,040 common shares

6,985,082 warrants

1,566,663 stock options

230,166 deferred share units

166,000 restricted share units